Exhibit (d)(5)
December 2, 2009
CONFIDENTIAL
Robert R. Gilmore
Chairman of the Special Committee of the Board of Directors
Global Med Technologies, Inc.
c/o Robert C. Montgomery
Ducker, Montgomery, Aronstein and Bess, P.C.
One Civic Center Plaza
1560 Broadway, Suite 1400
Denver, Colorado 80202
Dear Robby,
     This letter is to confirm the substance of certain agreements between Global Med Technologies, Inc. (“Global Med”) and Haemonetics Corporation (“Haemonetics”) with respect to the potential acquisition of Global Med by Haemonetics (the “Transaction”) and to acknowledge the sufficiency of the consideration therefor in the mutual undertakings of the parties as set forth below.
     1. Global Med hereby agrees that, during the period commencing on the date hereof until 11:59 p.m. Mountain Time on January 4, 2010 (subject to the provisions of §6 below, the “Exclusivity Period”) neither Global Med, nor any of its affiliates or subsidiaries, directors, officers, employees, agents or advisors, including without limitation its attorneys, accountants, consultants, financial advisors and investment bankers (collectively, “Representatives”), shall, directly or indirectly, solicit, initiate, knowingly encourage, facilitate, participate in negotiations, provide any confidential information to, enter into any agreement with or otherwise cooperate in any manner with respect to (generally, “Facilitate”) an Acquisition Proposal from any person or entity. For purposes of this letter, an “Acquisition Proposal” means
          (a) any merger, consolidation, business combination or other similar transaction with Global Med,
          (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 15% or more of the consolidated assets of Global Med and its subsidiaries, and/or
          (c) any tender offer or exchange offer for 15% or more of the outstanding shares (or of any class of outstanding shares) of Global Med’s capital stock.
     For the avoidance of doubt, any violation of this §1 by any Representative of Global Med shall be deemed to be a breach hereof by Global Med.

     2. Notwithstanding § 1:
          (a) Global Med shall be entitled to notify McKesson Information Solutions LLC (“McKesson”), and/or Cerner Corporation (“Cerner”) upon the earlier of (1) December 16, 2009, or (2) Global Med’s receipt of a Proposal from Haemonetics, provided that (i) Global Med shall deliver a copy of any such notice to Haemonetics simultaneously with its delivery to McKesson and/or Cerner, and (ii) Global Med shall not divulge to McKesson or Cerner the identity of Haemonetics;
          (b) if Global Med receives a bona fide Acquisition Proposal from McKesson or Cerner, or an unsolicited Acquisition Proposal from another third party, Global Med may Facilitate such Acquisition Proposal if, based upon advice of its outside legal counsel, the Board of Directors of Global Med (the “Board”) determines that failure to take such action would violate the Board’s fiduciary duties under applicable law,
     3. During the Exclusivity Period, if Global Med receives an Acquisition Proposal (or any inquiry from or contact with any person that could reasonably be expected to lead to an Acquisition Proposal), including but not limited to an Acquisition Proposal from McKesson or Cerner,
          (a) Global Med shall promptly (and in any event within 24 hours) notify Haemonetics of the receipt of such Acquisition Proposal;
          (b) Global Med shall notify Haemonetics as to whether Global Med intends to entertain such Acquisition Proposal, within 24 hours of that decision; and
          (c) except to the extent that Global Med’s outside legal counsel advises the Board that such disclosure would be a breach of fiduciary duty, Global Med shall:
          (i) include in the initial notification the identity of the offeror and all material terms and conditions of such Acquisition Proposal;
          (ii) furnish Haemonetics copies of the Acquisition Proposal and the contents of any communications related thereto; and
          (iii) to the extent reasonably practicable, keep Haemonetics fully apprised of the status and details of such Acquisition Proposal on an ongoing basis.
     4. Global Med represents and warrants to Haemonetics that, as of the date of this letter:
          (a) Global Med is not Facilitating any Acquisition Proposal, other than from Haemonetics; and
          (b) Global Med is not a party to any contract, agreement or other obligation that would prohibit, limit or conflict with the performance by Global Med of its covenants hereunder.

     5. In consideration of the foregoing, Haemonetics shall use reasonable commercial efforts to conduct an examination of documents, facilities and personnel of Global Med and its subsidiaries as these shall be made available on a mutually-agreed basis (“Due Diligence”) during the Exclusivity Period. While it is Haemonetics’ present intention to conduct such Due Diligence for the purpose of formulating a definitive Acquisition Proposal, Haemonetics shall have no obligation to submit an Acquisition Proposal. No obligation to consummate a Transaction shall arise between the parties unless expressed in a definitive agreement therefor that has been signed by both parties, and then only under the terms and conditions expressed therein.
     6. In the event that Haemonetics shall at any time determine to abandon its Due Diligence or any further pursuit of a Transaction, Haemonetics promptly shall so notify Global Med. The Exclusivity Period shall earlier terminate immediately upon any such notice.
     7. In the event that Global Med’s outside legal counsel advises the Board that Global Med is required by its fiduciary duties or by its obligations under the securities laws or applicable stock exchange rules to make any announcement (e.g. if suspicious buying activity is detected in the market for Global Med stock), Global Med shall consult with Haemonetics prior to making any announcement. No such announcement shall identify Haemonetics or its Acquisition Proposal or shorten the Exclusivity Period hereunder.
     8. This Agreement shall be governed by the law of the Commonwealth of Massachusetts. Haemonetics shall be entitled to specific performance and injunctive or other equitable relief for any breach hereof, from any court of competent jurisdiction, in addition to any remedies available at law.
     9. All notices required to be delivered hereunder shall be delivered via email and by FedEx or other recognized overnight delivery service to the parties at the following respective addresses:

If to Global Med:	If to Haemonetics:

Email address: gilmores735@msn.com	Email address: clindop@haemonetics.com
Cc to: rmontgoraery@duckerlaw.com	Cc to: joshaughnessy@haemonetics.com
Delivery: to the address noted above.	Delivery: to the letterhead address above.
     10. In the event of any material breach by Global Med of this Agreement, as liquidated damages therefor (but without derogation of Haemonetics’ right to specific enforcement hereof), Global Med shall promptly reimburse Haemonetics for all out-of-pocket costs incurred by Haemonetics in connection with its pursuit of a Transaction during the Exclusivity Period.
     11. This Agreement expresses the complete mutual understanding between the parties and supersedes all prior understandings and agreements between the parties on the subject matter hereof, provided, however, that the terms of that certain Confidentiality Agreement dated March 24, 2009 (the “NDA”) are hereby affirmed in all respects. This Agreement may not be amended, nor may any provision be waived, absent a writing signed by the party against whom enforcement of the amendment or waiver is sought.

     To indicate Global Med’s acceptance of this Agreement, please countersign a copy of this letter and return it to my attention via pdf or otherwise. Thank you. We look forward to working with you.
Sincerely,

Haemonetics Corporation
/s/ Christopher J. Lindop
Christopher J. Lindop
Chief Financial Officer, VP — Business Development

 Accepted and agreed:

Global Med Technologies, Inc.
By:	/s/ Robert R. Gilmore
Robert R. Gilmore, Chairman
Special Committee of the Board of Directors

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